UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date November 4, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Acting VP Investor Relations

INFORMATION TO INVESTORS

No. Tel.230/PR000/COP-A00700000/2014

Correction of Consolidated Financial Statements Third Quarter 2014

PT Telekomunikasi Indonesia Tbk

Jakarta, November 3, 2014 – We would like to correct the Consolidated Financial Statements Third Quarter 2014, due to misplaced number in the report, as follows:

1.      Note 18 : Current Maturities of Long-Term Liabilities

Before correction:

Current maturities

	Notes	September 30, 2014	December 31, 2013
Bank loans	21	3,575	3,956
Obligations under finance leases	11	588	648
Two-step loans	19	1,130	213
Bonds and notes	20	211	276
Total		5,504	5,093

After correction:

Current maturities

	Notes	September 30, 2014	December 31, 2013
Bank loans	21	3,575	3,956
Obligations under finance leases	11	588	648
Two-step loans	19	2,11	213
Bonds and notes	20	1,130	276
Total		5,504	5,093

2.      Note 26 : Revenues

Before correction:

	2014	2013
Data, Internet, and Information Technology Service Revenues
Internet, data communication and information technology services	13,110	13,437
Short Messaging Services (“SMS”)	10,004	9,743
Voice over Internet Protocol (“VoIP”)	3,696	84
E-business	105	69
Total Data, Internet, and Information Technology Service Revenues	26,915	23,333

After correction:

	2014	2013
Data, Internet, and Information Technology Service Revenues
Internet, data communication and information technology services	16,787	13,437
Short Messaging Services (“SMS”)	10,004	9,743
Voice over Internet Protocol (“VoIP”)	19	84
E-business	105	69
Total Data, Internet, and Information Technology Service Revenues	26,915	23,333

We have submitted the correction for misplaced figures of Note 18 and 26 to Financial Service Authority and Indonesia Stock Exchange today, November 4, 2014.

We would like to extend our apology for the inconvenience caused. Thank you for your attention.

Sincerely Yours

/s/ Honesti Basyir

HONESTI BASYIR

Acting VP INVESTOR RELATIONS

For further information, please contact:

PT Telekomunikasi Indonesia, Tbk.

Investor Relations

Tel       : 62-21-5215109

Fax      : 62-21-5220500

Email   :  investor@telkom.co.id

Website: www.telkom.co.id

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("Telkom" or “PT Telkom Indonesia Tbk) is the largest telecommunication and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – telecommunications, information, media, edutainment and services. Telkom’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK).